UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5438

FOREST LABORATORIES, LLC

(Exact name of registrant as specified in its charter)

Morris Corporate Center

400 Interpace Parkway

Parsippany, New Jersey 07054

(862) 261-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.10 par value)

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*	On July 1, 2014, pursuant to the Agreement and Plan of Merger, dated February 17, 2014 among Forest Laboratories, Inc. (the “Company”), Actavis plc, Tango Merger Sub 1 LLC (“Merger Sub 1”), Tango Merger Sub 2 LLC (“Merger Sub 2”) and Tango US Holdings Inc., (a) Merger Sub 1 merged with and into the Company, with the Company being the surviving entity (the “First Merger”), and (b) immediately following the First Merger, the Company, as the surviving entity of the First Merger, merged with and into Merger Sub 2, with Merger Sub 2 being the surviving entity, and Merger Sub 2 was renamed Forest Laboratories, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Forest Laboratories, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 15, 2014	FOREST LABORATORIES, LLC

	By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary